Exhibit 99.1

Mountain Province Diamonds Results of Sixth Diamond Sale of 2018 and Exceptional Stone Recoveries

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Aug. 15, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the results of its recently completed sixth diamond sale of 2018. Total proceeds came in as expected at US$22.2 million (CDN$28.9 million) from the sale of 334,751 carats at an average realized price of US$66 per carat.

"Our sixth sale was well attended by customers despite the normal market slowdown which occurs in advance of the market's summer break," said Reid Mackie, the Company's Vice President Diamond Marketing. The lower realised price per carat of US$66 per carat compared to the previous sale of US$85 a carat was driven by a much smaller offering of fancies and specials and a slight softening in prices for smaller, lower priced diamonds. Overall the impact of the small decline in average prices for run of mine goods was not material compared to those achieved in the previous sales and prices for better quality fancies and specials remain firm.

The Company is also pleased to announce that it successfully bid for the fancies and specials from the most recent shipment of diamonds received from the mine. The parcel includes four exceptional gem stones with carat weights of 91, 83, 58, and 45 carats. The continued recovery of exceptional stones from Gahcho Kué firmly establishes the mine as a regular producer of large, high value diamonds.

Production for July set new records from a tonnes processed and carats recovered perspective with 299,150 tonnes processed yielding 709,106 carats on a 100% basis, at an approximate grade of 2.37 carats per tonne.  The higher grade is attributable to more tonnage from higher grade areas in 5034 and the Hearne pit where we are currently seeing higher grades yielding a finer distribution.

Said Stuart Brown, the Company's President and Chief Executive Officer, "The sixth sale of the year saw another strong performance for Mountain Province Diamonds with all goods selling. We continue to see strong interest in our fancies and specials and look forward to selling our latest excellent stones later in the year."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12-year mine plan. The mine is immediately south of the Company's wholly owned Kennady North lands where the Kelvin and Faraday kimberlites are being advanced to pre-feasibility stage.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/15/c3699.html

%CIK: 0001004530

For further information: PLEASE CONTACT: Mountain Province Diamonds Inc., Keyvan Salehi, P.Eng, MBA, Investor Relations & Engineering Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:30e 15-AUG-18